PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATHENS
Greece

05006188

No/Date : F / D1 : 97 / 25-2-2005

BY COURIER

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

SUPPL

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose an announcement.
This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

Gr. Anastasiadis
Chief Financial Officer

Enclosure
- An Announcement

dlw 3/7

ANNOUNCEMENT

PPC S.A is notifying that, following the resignation by the Managing Director, Mr. Stergios Nezis, on Wednesday, 23rd February 2005, Mr. I. Palaiokrassas, Chairman of the Board of Directors shall be the interim Managing Director, pursuant to the Enterprise's Article of Association.

Athens, 25th February 2005

PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATHENS
Greece

BY COURIER

No/Date : Φ/D1 : 97 / 25-2-2005

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose an announcement.
This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

Gr. Anastasiadis
Chief Financial Officer

Enclosure
- An Announcement

ANNOUNCEMENT

PPC S.A is notifying that, following the resignation by the Managing Director, Mr. Stergios Nezis, on Wednesday, 23rd February 2005, Mr. I. Palaiokrassas, Chairman of the Board of Directors shall be the interim Managing Director, pursuant to the Enterprise's Article of Association.

Athens, 25th February 2005

PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATHENS
Greece

BY COURIER

No/Date : f/D1 : 89 | 24-2-2005

RECEIVED
SEC MAIL PROCESSING
MAR 0 2 2005
WASH. D.C. 179 SECTION

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose a Press Bulletin.
This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

Gr. Anastasiadis
Chief Financial Officer

Enclosure
- A Press Bulletin

PUBLIC POWER CORPORATION

PRESS BULLETIN

In response to relevant questions by mass media representatives, the Chairman of the Board of Directors of PPC, Mr. I. Palaiokrassas, said the following:

'I believe that transparency in the operation of the biggest industrial Enterprise of the country is the building block of its success. For a long time now I have been recipient of allegations and data regarding various aspects of its operation. Given that transparency requirements not only do they constitute a central fundamental policy by the Government that appointed me Chairman of the Corporation, but also my personal conviction, I considered it my duty to submit all this data to the competent legal authorities for further investigation and evaluation.

I have full confidence in the staff of the Corporation that has substantially contributed in its the successful course and I am positive that the personnel will keep on the unfailing effort and shall actively contribute in its all the more transparent operation.

Athens, 23rd February 2005

PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATHENS
Greece

BY COURIER

No/Date : F/D1 : 89 | 24-2-2005

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose a Press Bulletin.
This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

Gr. Anastasiadis
Chief Financial Officer

Enclosure

- A Press Bulletin

PUBLIC POWER CORPORATION

PRESS BULLETIN

In response to relevant questions by mass media representatives, the Chairman of the Board of Directors of PPC, Mr. I. Palaiokrassas, said the following:

'I believe that transparency in the operation of the biggest industrial Enterprise of the country is the building block of its success. For a long time now I have been recipient of allegations and data regarding various aspects of its operation. Given that transparency requirements not only do they constitute a central fundamental policy by the Government that appointed me Chairman of the Corporation, but also my personal conviction, I considered it my duty to submit all this data to the competent legal authorities for further investigation and evaluation.

I have full confidence in the staff of the Corporation that has substantially contributed in its the successful course and I am positive that the personnel will keep on the unfailing effort and shall actively contribute in its all the more transparent operation.

Athens, 23rd February 2005